Filed pursuant to Rule 424(b)(5)

Registration No. 333-289198

AMENDMENT NO. 1 DATED OCTOBER 24, 2025

To Prospectus Supplement dated September 19, 2025

(To Prospectus dated August 8, 2025)

$9,592,009

Scienture Holdings, Inc.

Common Stock

This prospectus supplement (“Prospectus Supplement No. 1”) amends and supplements the information in the prospectus supplement dated September 19, 2025, filed with the Securities and Exchange Commission as part of our registration statement on Form S-3, File No. 333-289198 (the “Prospectus Supplement”). This Amendment No. 1 should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated August 8, 2025 (the “Prospectus”), each of which are to be delivered with this Amendment No. 1, as well as any of our SEC filings which amend and update this Prospectus Supplement.

We are filing this Prospectus Supplement No. 1 solely to increase the amount of shares of our common stock, par value $0.00001 per share (the “Common Stock”), that we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the equity distribution agreement (the “Sales Agreement”) with Maxim Group LLC (the “Sales Agent”), dated September 19, 2025, to an aggregate offering price of up to $9,592,009. This Prospectus Supplement No. 1 is registering the offer and sale of up to $9,592,009 in gross proceeds of our shares of Common Stock from time to time through the Sales Agent, acting as agent. This Prospectus Supplement No. 1 is not complete without and may only be delivered or utilized in connection with the Prospectus Supplement, the Prospectus, and any future amendments or supplements thereto.

Our shares of Common Stock are traded on the Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “SCNX”. On October 23, 2025, the last reported per share sale price of our shares of Common Stock on Nasdaq was $2.60 per share.

The aggregate market value of the outstanding shares of our Common Stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 was approximately $68,601,377, which was calculated based on 34,474,230 shares of Common Stock outstanding as of October 23, 2025, of which 8,089,085 shares of Common Stock were held by affiliates, and a price of $2.60 per share, which was the closing price of our shares of Common Stock on Nasdaq on October 23, 2025. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. We have sold approximately $13,252,250 in gross proceeds of securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this Prospectus Supplement No. 1, and therefore $9,592,009 remains available to be sold pursuant to this Prospectus Supplement No. 1 and the Sales Agreement.

Investing in our securities involves a high degree of risk. You should read this prospectus supplement dated October 24, 2025 and the accompanying prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

MAXIM GROUP LLC

The date of this Prospectus Supplement No. 1 is October 24, 2025.